Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

March 27, 2014

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	LiveDeal, Inc. Registration Statement on Form S-3 Filed February 14, 2014 File No. 333-193971

Dear Mr. Shuman:

We are submitting this correspondence in response to verbal comments received by the Staff of the Securities and Exchange Commission (the “Commission”) on March 25, 2014. The discussion below sets forth each comment and our response to each.

General

1.	Please provide the detailed public float calculation used to determine S-3 eligibility.

RESPONSE: As of February 13, 2014, the Company had 13,269,442 shares outstanding. Of that amount we have determined that 4,150,032 are affiliate shares, consisting of 4,076,181 shares held by our Chief Executive Officer, Jon Isaac, and 73,851 shares held by one of our directors, Richard D. Butler. As a result, there were 9,319,410 shares of common stock held by non-affiliates. On February 13, 2014, the average of the high and low bid prices of the Company’s common stock was $9.755. The total current market value of the voting and non-voting equity securities held by non-affiliates was $90,910,844.

The Staff mentioned that it reviewed the Security Beneficial Ownership Table in the Company’s Annual Report on Form 10-K, which was amended and filed on January 28, 2014, to analyze the affiliate shares. We respectfully advise the Staff that the table reflects pre-forward stock split shares and that of the 7,117,686 shares (post-split) owned by Mr. Isaac, 3,041,505 represented shares of common stock that were not issued and outstanding, but rather issuable pursuant to warrants and options held by Mr. Isaac, that are exercisable within 60 days of January 27, 2014. As a result, such shares were not included in the calculation of affiliate shares. Furthermore, we do not deem the holders of 5% or more of the outstanding shares of the Company to be included in the affiliate calculation as they do not directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with the Company.

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A limited liability partnership including professional corporations

Mr. Mark P. Shuman March 27, 2014 Page 2

Exhibits

2.	Please confirm that you will file “Form of” exhibits 4.6 - 4.8 prior to the effective date, or tell us the basis for any conclusion that those documents are not required to be filed.

RESPONSE: In Amendment No. 2 to the Form S-3 we will include the “form of” Exhibits 4.7 and 4.8. With respect to Exhibit 4.6, the form of debt securities, since under Section 2.02 the form of the debt security shall be set forth in a supplemental indenture or as provided by Board resolution, we are unable to file such a form at this time.

If you have any further questions, please feel free to call me at 212-407-4122.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright